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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM U-3A-2

                STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION
                 UNDER RULE U-3A-2 FROM THE PROVISIONS OF THE
                  PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                     TO BE FILED ANNUALLY PRIOR TO MARCH 1

                         ALPENA POWER RESOURCES, LTD.
                               (Name of Company)


hereby files with the Securities Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

     1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator
(EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

     The Claimant ALPENA POWER RESOURCES, LTD., is a holding company, a Michigan corporation, incorporated and organized in 2000, which became a holding company on January 2, 2001, and which holds an interest in the following subsidiaries each of which is organized under the laws of the State of Michigan:

     (a) Alpena Power Company, a Michigan corporation, a public electric utility;

     (b) West Dock Properties, LLC, a Michigan limited liability company, owner of non-utility real and personal property;

     (c) Sunrise Side Energy, LLC, a Michigan limited liability company, owner of a 50% membership interest in an electric generation company, Alpena Power Generation, L.L.C.

     (d) Alpena Power Generation, L.L.C., a Michigan limited liability, owner and operator of four electric power generating facilities utilizing diesel engine generators.

     The business address of the Claimant and each of its subsidiaries is:

                             310 N. Second Avenue
                            Alpena, Michigan 49707
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     2.   A brief description of the properties of the claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver of receive electric energy or gas at the borders of such State.

     (a)  Claimant (Alpena Power Resources, Ltd.).

     The total properties of the claimant consist of all of the issued and outstanding common stock of Alpena Power Company; a 100% membership interest in West Dock Properties, LLC; and a 100% membership interest in Sunrise Side Energy, LLC.

     (b)  Subsidiary (Alpena Power Company).

     All of Alpena Power Company properties are located within the State of Michigan. Alpena Power Company provides retail electric services to approximately 15,500 customers in parts of four counties in Northeastern Lower Michigan.

     Alpena Power Company owns no electric generating plants. Alpena owns approximately 13 circuit miles of 138 kV radial lines that run to two substations and from one of those substations on to one large industrial customer. Alpena owns approximately 68 circuit miles of 34.5 kV lines which, after transformation at 15 substations, connect to distribution lines with nominal voltages below 34.5 kV or to individual customers. All of Alpena Power Company's facilities used for the transmission of electricity, including the 138 kV lines, 34.5 kV lines, associated facilities, and all retail meter facilities, have been classified as local distribution facilities by the Michigan Public Service Commission.

     Alpena owns several parcels of real property utilized for office and operational facilities.

     (c)  Subsidiary (Alpena Power Generation, L.L.C.)

     All of Alpena Power Generation, L.L.C.'s property and facilities are located within the State of Michigan. Alpena Power Generation, L.L.C. has four diesel powered electric generating sites as follows:

                                 Engines              Total
     Site/Location            Number/Capacity      Site Capacity
     -------------            ---------------      -------------

     Calcite                  10 Caterpillar
     Rogers City, Michigan    diesel engines          18.25 MW
                              @ 1.825 MW each


                                       2
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     Rockport                  5 Caterpillar           9.125 MW
     Alpena, Michigan         diesel engines
                              @ 1.825 MW each

     Long Lake                  5 Cummins
     Alpena, Michigan         diesel engines           9 MW
                              @ 1.8 MW each

     Lake Winyah              10 Caterpillar
     Alpena, Michigan         diesel engines           18.25 MW
                              @ 1.825 MW each


     3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

                                                       Alpena            Alpena Power
                                        Claimant    Power Company      Generation, L.L.C.
                                        --------    -------------      ------------------
(a) Number of kWh of electric energy      None       311,280,261           517,639
    sold (at retail or wholesale)                     (retail)           (wholesale)

(b) Number of kWh of electric energy      None           None               None
    distributed outside of Michigan

(c) Number of kWh of electric energy      None           None               None
    sold at wholesale outside of
    Michigan or at Michigan state line

(d) Number of kWh of electric energy      None           None               None
    purchased outside of Michigan or
    at the Michigan state line

     4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

     (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

     None.

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     (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

     None.

     (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

     None.

     (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

     None.

     (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

     None.


                                   EXHIBIT A
                                ---------------

     No consolidated statements of income and retained earnings and consolidated balance sheet of Alpena Power Resources, Ltd., as of December 31, 2000 are enclosed as Alpena Power Resources, Ltd. did not become a public utility holding company until January 2, 2001, nor did it have any assets, revenues, or expenses until that date.


                                    EXHIBIT B
                                ---------------

     No Financial Data Statement is furnished as claimant has no consolidated financial statements as of December 31, 2000 as Alpena Power Resources, Ltd. did not become a public utility holding company until January 2, 2001, nor did it have any assets, revenues, or expenses until that date.

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                                   EXHIBIT C
                               ----------------

     An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding company system.

     There are no EWG or foreign utility companies related to any of the associated companies in the holding company system.

     The above named claimant has caused this statement to be fully executed on its behalf by its authorized officer on the 23th day of February, 2001.

                                 ALPENA POWER RESOURCES, LTD.
                                 (Name of claimant)

                                 By: /s/ Steven K. Mitchell
                                    -----------------------------------------
                                         Steven K. Mitchell
                                         Vice President/Treasurer
Corporate Seal

ATTEST:


/s/ Ann K. Burton
--------------------------------
Ann K. Burton
Vice President/Secretary


     Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

                              STEVEN K. MITCHELL
                           VICE PRESIDENT/TREASURER
                             310 N. SECOND AVENUE
                               ALPENA, MI 49707

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